Mail Stop 4561

December 13, 2006

Adiv Baruch
Chief Executive Officer
Pinpoint Advance Corp.
4 Maskit Street
Herzeliya, Israel 46700

Re: Pinpoint Advance Corp.
**   Amendment No. 1 to Registration Statement on Form S-1**
**   Filed November 30, 2006**
**   File No. 333-138110**

Dear Mr. Baruch:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please revise your cover page and summary disclosure to indicate that your offering is limited to accredited investors.

Inside Cover Page

2.   We have read your response to our prior comment number 4; however, since you have revised the disclosure to refer to the registration statement, which includes all filed information, it does not appear that incorporation by reference is necessary or appropriate. Please revise to remove the reference to incorporation.

Dissolution and Liquidation, page 8

3.   We note your response to comment 12. However, it still may be confusing to an investor how the loan is "subordinate" to the stockholders receiving a minimum of $8.00 per share if the business combination is not consummated, since the loan will in all likelihood have been repaid in full prior to such liquidation. Please revise the disclosure to address this issue.

Financial Statements and Notes

Note 7 – Warrants and Option to Purchase Common Stock, page F-10

4.   We have read your response to comment 26.   You state that the purchase option may be exercised by means of cashless exercise even in the absence of an effective registration statement for the underlying securities.   However, Item 2.5 of your unit purchase option agreement filed as Exhibit 4.5 states that the holder of the purchase option will not be entitled to exercise the Purchase Option unless a registration statement is effective, or an exemption from the registration requires is available at such time.   Please clarify this discrepancy or revise your footnotes accordingly.   In addition, please revise your footnote disclosure to include a description of what happens to the warrants and the purchase option if the holder is not able to exercise.

Exhibits

5.   Please advise us why the opinion in a number of instances refers to "when the terms of the [agreement] are duly established..." The language suggests that the agreements have not yet been completed. However, the forms of these agreements appear to have been filed as exhibits.

6.   We have reviewed counsel's opinion set forth as Exhibit 5.1. Please advise us why you have not included an opinion of counsel that the PO Warrants will be a legally binding obligation of the company. We note that you have included such opinion for the PO Warrants.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee (202) 551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus at (202) 551-3412 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Douglas S. Ellenoff, Esq. (*via facsimile*)
        Stuart Neuhauser, Esq. (*via facsimile*)
        Ellenoff Grossman & Schole LLP